SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                                  PROMOS, INC.
                     ---------------------------------------
                            (Name of Subject Company)



                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   74342K-10-7
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


                                  Mark A. Fauci
                      President and Chief Executive Officer
                              12-8 Technology Drive
                          East Setauket, New York 11733
                                 (631) 689-3781
                     ---------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                            Spencer G. Feldman, Esq.
                             Greenberg Traurig, LLP
                                MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166
                                 (212) 801-9200

                                  PROMOS, INC.
                              12-8 Technology Drive
                          East Setauket, New York 11733
                                 (631) 689-3781

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                 January 7, 2004


                                  INTRODUCTION

         The information contained in this Information Statement is being furnished to all holders of record of common stock of Promos, Inc. at the close of business on December 19, 2003 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of Promos' Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about January 7, 2004.

         NO VOTE OR OTHER ACTION BY PROMOS' STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

         On December 19, 2003, Promos completed a "reverse acquisition" transaction in which it acquired all the assets and assumed all the liabilities of OmniCorder Technologies, Inc., a Delaware corporation, in consideration for the issuance of a majority of Promos' shares of common stock. OmniCorder is a leading developer of medical imaging applications using advanced infrared focal plane arrays, and provides imaging technology for clinicians and researchers for drug discovery, disease detection and disease management applications. OmniCorder has received Food and Drug Administration Section 510(k) market clearance, which permits marketing of OmniCorder's BioScanIR product as an adjunctive method to detect breast cancer and other diseases affecting the flow of blood in tissue and organs. OmniCorder has also received CE mark clearance to market the BioScanIR product throughout the European Union. Promos will operate the business of OmniCorder as its sole line of business. The reverse acquisition was completed pursuant to an Agreement of Purchase and Sale, dated as of December 19, 2003. Concurrently with the closing of the reverse acquisition, Promos completed a private placement of 5,686,027 shares of its common stock, from which it received gross proceeds of $7,820,405.

         At the closing of the Purchase Agreement, Promos acquired all of OmniCorder's assets and assumed all of OmniCorder's liabilities in exchange for the issuance by Promos of 13,773,700 new shares of Promos' common stock to OmniCorder. OmniCorder also purchased 7,764,700 outstanding shares of Promos common stock from one of Promos' directors for $180,000. Following the completion of the reverse acquisition, private placement, related stock purchase and payment of equity-based transaction fees, OmniCorder owned 21,538,400 shares, or 72.8% of the outstanding shares of Promos common stock. OmniCorder filed a Certificate of Dissolution on December 29, 2003 with the Delaware Secretary of State and will privately distribute the shares of Promos common stock it received under the Purchase Agreement to its stockholders in proportion to their respective interests in OmniCorder.

         As a result of these transactions, control of Promos passed to the former OmniCorder stockholders. See "Voting Control and Management." In accordance with Promos' by-laws for filling newly-created board vacancies, Judith F. Harayda and Stephan R. Levy, the sole existing directors, appointed Mark A. Fauci and Jed Schutz, previous directors of OmniCorder, to serve as additional directors of Promos effective at the closing of the Purchase Agreement. On December 19, 2003, following the closing, the four directors additionally proposed George Benedict, Joseph T. Casey, Gordon A. Lenz, Hon. Joseph F. Lisa, Anthony A. Lombardo, Robert W. Loy and Richard Vietor to serve as directors of Promos, to take effect upon compliance by Promos with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Ms. Harayda and Mr. Levy also resigned as directors, with their resignations to take effect only upon compliance by Promos with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

         On December 19, 2003, Mr. Fauci was named President and Chief Executive Officer, Marek Pawlowski, Ph.D. was named Vice President, Product Development, and Steven W. Albanese was named Controller, of Promos. At the same time, Ms. Harayda and Mr. Levy resigned as officers of Promos.

         On December 19, 2003, following the closing of the reverse acquisition and private placement transactions, Promos had 29,570,000 outstanding shares of common stock. The common stock is the only class of securities of Promos entitled to vote. Each share of common stock is entitled to one vote. Stockholders of Promos will have the opportunity to vote with respect to the election of directors at the next annual meeting of Promos' stockholders.

VOTING CONTROL AND MANAGEMENT

         The following table sets forth the positions and offices presently held with Promos for each executive officer, present director and proposed director, each person's age as of December 19, 2003, and the number of shares of common stock beneficially owned by each person. The table also includes beneficial holders of at least 5% of Promos' common stock. Except as otherwise set forth below, the address of each of the persons listed below is c/o 12-8 Technology Drive, East Setauket, New York 11733.


                                                                                       Shares of Common Stock
                                                                                               Beneficially
                                                                                                 Owned(1)
                                                                   Director/
                                                                   Executive
                                     Positions held                Officer             Number of        Percentage
Name                        Age      with Promos                   Since               Shares           of Class(2)
----                        ---      --------------                ---------           --------         -----------

EXECUTIVE OFFICERS,
PRESENT DIRECTORS AND
PROPOSED DIRECTORS:

Mark A. Fauci               44       President, Chief Executive    Dec. 2003           8,539,883         28.9%
                                     Officer and Director

Marek Pawlowski, Ph.D.      54       Vice President, Product       Dec. 2003           45,823(3)         *
                                     Development

                                       2

Steven W. Albanese          42       Controller                    Dec. 2003           --                *

Jed Schutz                  44       Director                      Dec. 2003           2,518,945(4)      8.2%

George Benedict             66       Proposed Director             (5)                 727,345(6)        2.4%

Joseph T. Casey             72       Proposed Director             (5)                 800,080(7)        2.7%

Gordon A. Lenz              67       Proposed Director             (5)                 521,686(8)        1.8%

Stephan R. Levy             64       Director                      Sept. 1992          --                *

Hon. Joseph F. Lisa         66       Proposed Director             (5)                 67,142(9)         *

Anthony A. Lombardo         56       Proposed Director             (5)                 41,074(10)        *

Robert W. Loy               66       Proposed Director             (5)                 192,377(11)       *

Judith F. Harayda           55       Director                      Sept. 1992          --                *

Richard Vietor              60       Proposed Director             (5)                 169,942(12)       *

All executive officers,     --       --                            --                  13,624,297        43.2%
present directors and
proposed directors as a
group (13 persons)

5% STOCKHOLDERS:

Michael Anbar, Ph.D.(7)     76       Stockholder                   N/A                 2,710,858         9.2%


---------------
*        Less than 1% of outstanding shares

(1) Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after December 19, 2003 by the exercise of any warrant, stock option or other right. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)      Based upon 29,570,000 shares of common stock outstanding on December
         19, 2003.

(3) Represents shares of common stock issuable upon exercise of stock options granted under the OmniCorder 1998 Stock Option Plan, which are currently exercisable.

(4) Includes (i) 1,026,840 shares of common stock issuable upon the exercise of an outstanding warrant and (ii) 107,818 shares of common stock issuable upon exercise of stock options granted under the OmniCorder 1998 Stock Option Plan, which are currently exercisable. The shares of common stock and warrant beneficially owned by Mr. Schutz are held jointly with his spouse.

(5) The election of Messrs. Benedict, Casey, Lenz, Lisa, Lombardo, Loy and Vietor as directors will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

(6) Includes (i) 205,368 shares of common stock issuable upon the exercise of an outstanding warrant and (ii) 107,818 shares of common stock issuable upon exercise of stock options granted under the OmniCorder 1998 Stock Option Plan, which are currently exercisable.

(7) Held by The Casey Living Trust, of which Mr. Casey and his spouse are trustees. Includes 72,735 shares of common stock issuable upon the exercise of an outstanding warrant, which is currently exercisable.

(8) Includes 41,074 shares of common stock issuable upon the exercise of stock options granted under the OmniCorder 1998 Stock Option Plan, which are currently exercisable.

(9) Includes 59,899 shares of common stock issuable upon the exercise of stock options granted under the OmniCorder 1998 Stock Option Plan, which are currently exercisable.

(10) Represents shares of common stock issuable upon the exercise of stock options granted under the OmniCorder 1998 Stock Option Plan, which are currently exercisable.

(11) Includes 151,459 shares of common stock issuable upon the exercise of stock options granted under the OmniCorder 1998 Stock Option Plan, which are currently exercisable.

(12) Includes 151,459 shares of common stock issuable upon the exercise of stock options granted under the OmniCorder 1998 Stock Option Plan, which are currently exercisable.

(13)     The address of Dr. Anbar is 145 Deer Run Road, Amherst, New York 14221.

         The principal occupations for the past five years (and, in some instances, for prior years) of each of Promos' executive officers, present directors and proposed directors are as follows:

         MARK A. FAUCI - PRESIDENT AND CHIEF EXECUTIVE OFFICER. Mr. Fauci is OmniCorder's founder and, since its incorporation in 1997, has served as its President and Chief Executive Officer, and as a director. He became Promos' President and Chief Executive Officer and a member of its board of directors on December 19, 2003. Mr. Fauci was responsible for acquiring and transferring QWIP technology from NASA to the commercial sector and, as a result, was recognized in 2001 by the Space Technology Hall of Fame as "an innovator who succeeded in taking products from space that benefit Earth." He is internationally recognized as a leading authority in the field of biomedical applications of infrared technology and has been an invited speaker at universities, medical centers and scientific conferences on this topic throughout the United States and Europe. Mr. Fauci has been directly in charge of the research and development effort at OmniCorder and is responsible for several of the technical innovations and issued and pending patents OmniCorder now owns. As part of these responsibilities, Mr. Fauci is currently leading a national project to develop the next generation medical infrared sensor technology. This effort is funded by the U.S. Department of Defense's Missile Defense Agency and is in collaboration with expert teams at NASA's Jet Propulsion Laboratory, the Army Research Laboratory and Goddard Space Center. Mr. Fauci has been included as co-author or contributor on several published papers on the subject of infrared medical imaging, has been internationally featured in numerous magazines and newspapers and is frequently featured in radio and television interviews in the United States and abroad.

         Prior to 1997, Mr. Fauci served in a variety of roles at Reuters Health Information Services, a Reuters-owned, start-up company based in New York. Among his roles at Reuters, Mr. Fauci headed New Business Development, and was responsible for building strategic relationships in the United States and Europe, developing strategic technical business plans and exploring commercial applications of technology developed in private and government research laboratories. In an earlier position at Reuters, in which he served as Director of Technical Strategic Planning for Network Operations, he was responsible for network architecture design and development decisions. As a recognized expert in the field, he conducted Continuing Medical Education accredited lectures at a variety of leading medical centers on the subject of computer network applications in medicine.

         Before joining Reuters, Mr. Fauci served as President of E.C.A., Inc., a consulting firm specializing in the field of computer-aided design and digital-imaging systems. In the seven prior years, he was an engineer at Standard Microsystems Corporation and General Instruments. His work at these companies included research, development and the manufacture of application specific integrated circuits utilizing the same manufacturing processes now employed in the manufacturing of state-of-the-art infrared imaging sensors. Mr. Fauci holds a B.S. degree in Science from the State University of New York at Stony Brook and an M.B.A. degree from Dowling College.

         MAREK PAWLOWSKI, PH.D. - VICE PRESIDENT, PRODUCT DEVELOPMENT. Dr. Pawlowski has worked with OmniCorder since November 2002. He became Promos' Vice President, Product Development, on December 19, 2003. Dr. Pawlowski has 20 years of medical device development experience. Dr. Pawlowski's responsibilities include the commercialization of technology through market launch. He has held senior product development or R&D positions at Medical Systems Corp., Greenvale, New York; Neuromedical Systems, Inc., Suffern, New York; Veeco Instruments, Inc., Ronkonkoma, New York; RTS Wireless/Aether Systems, Inc., Woodbury, New York; and Viatronix, Inc., Stony Brook, New York. Dr. Pawlowski holds a Ph.D. in Technical Sciences, Warsaw University of Technology, Warsaw, Poland, and completed postgraduate work in the United States in statistics, linear algebra, digital filters and signal processing.

         STEVEN W. ALBANESE, CPA - CONTROLLER. Mr. Albanese has acted as OmniCorder's Controller since March 2003, and he also served as President of the accounting firm of Albanese & Company, CPAs, PC, since 1992. He became Promos' Controller on December 19, 2003. From October 1987 to January 1992, he was Vice President and Chief Financial Officer of National Investor Data Services Inc., a computer software development company, Manager at Arthur Andersen & Company and Auditor at NatWest Bank, USA. Mr. Albanese graduated from Long Island University, C.W. Post Campus, with a B.S. degree from its School of Professional Accountancy. Mr. Albanese is a Certified Public Accountant in the State of New York, and holds New York State insurance licenses in life, health and disability insurance and various NASD licenses.

         JED SCHUTZ - DIRECTOR. Mr. Schutz has been a director of OmniCorder since 2002. He became a member of the board of directors of Promos on December 19, 2003. Mr. Schutz is a private investor and advisor to several emerging technology companies. As a real estate developer for over 20 years, his company, Windemere Development, has developed more than 700 residential properties in the past eight years. He is the Chairman of the Board of Campusfood.com, Inc., the nation's leading company in the online food ordering business. He also currently serves as a director of Greenshoe, Inc., an alternative electronic payments company. He served as a director from 1993 to 1999, and for one year as Chairman of the Board, of FRM Nexus, a company engaged primarily in medical financing. Mr. Schutz received a

B.S. degree in biology from Duke University and a post-graduate Certificate in Business from New York University.

         GEORGE BENEDICT - PROPOSED DIRECTOR. Mr. Benedict is expected to become a member of the board of directors of Promos on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Mr. Benedict is most noted for founding Seafield Center, Inc., an alcohol and chemical dependency rehabilitation center on Long Island, New York. Mr. Benedict is also the President of NY Diagnostic, which is a Department of Health-approved medical outpatient clinic with five locations in the New York metropolitan and Long Island area. In addition, Mr. Benedict is President of Seafield Services, which operates eight outpatient facilities, and he is President of Seafield Resources, a not-for-profit organization which operates nine halfway houses. Mr. Benedict is regarded as a leading authority in the field of alcohol and chemical dependency rehabilitation.

         JOSEPH T. CASEY - PROPOSED DIRECTOR. Mr. Casey is expected to become a member of the board of directors of Promos on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Mr. Casey is the retired Vice Chairman and Chief Financial Officer of Litton Industries, Inc., a $3.6 billion aerospace and defense company. Mr. Casey served as Vice Chairman and Chief Financial Officer of Western Atlas Inc., a global supplier of oilfield information services and industrial automation systems with annual revenues of more than $2.5 billion, from 1994 until his retirement in 1996. He is a director of Pressure Systems, Inc., and a director and member of the Audit and Compliance Committee of UNOVA, Inc. Mr. Casey is a member of the Board of Trustees of Claremont McKenna College and of the Don Bosco Technical Institute. He is also a member of the Board of Overseers of the Center for Russia and Asia of the Rand Corporation. Mr. Casey received a B.S. degree from Fordham University and is a Certified Public Accountant in New York and New Jersey.

         GORDON A. LENZ - PROPOSED DIRECTOR. Mr. Lenz is expected to become a member of the board of directors of Promos on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Mr. Lenz has been Chairman and Chief Executive Officer of New York State Business Group, Inc./Conference Associates, Inc., a provider of group health insurance to more than 150,000 small business owners, employees and dependents, since 1993. Mr. Lenz is also the Chairman and Chief Executive Officer of Cue Brokerage Corporation, a property casualty agency. Mr. Lenz has written extensively on health care issues for a variety of publications.

         HON. JOSEPH F. LISA, JUSTICE (RET.) - PROPOSED DIRECTOR. Judge Lisa is expected to become a member of the board of directors of Promos on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Judge Lisa is currently in private law practice and serves as counsel in the intellectual property department of the New York office of Greenberg Traurig, LLP, an international law firm. He was elected Justice of the New York Supreme Court in 1994 and served until 2001. He is a permanent member of the Scientific Committee of the San Marino Scientific Conference in the Republic of San Marino. Judge Lisa served in the United States Marine Corps Reserve and received an Honorable Discharge. Judge Lisa holds a B.B.A. degree from St. John's University, a J.D. degree from St. John's School of Law and an LL.M. degree from Brooklyn Law School.

         ANTHONY A. LOMBARDO - PROPOSED DIRECTOR. Mr. Lombardo is expected to become a member of the board of directors of Promos on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Mr. Lombardo is an executive with more than 30 years of experience in the medical device industry and other related industries. Since 2000, he has been the President and Chief Executive Officer of E-Z-EM Inc., a market leader focused on the contrast market for gastrointestinal imaging. From 1998 to 1999, he was the President of ALI Imaging Systems Inc., a full-service provider of radiology information and image management systems. Prior to that, he was the General Manager of the Integrated Imaging Solutions division of General Electric Medical Systems and also headed divisions of Loral/Lockheed Martin Corp., Sony Corporation and Philips Medical Systems. Mr. Lombardo received a B.S. degree in Biology from St. Francis College and an M.S. degree in Physiology from Duquesne University.

         ROBERT W. LOY - PROPOSED DIRECTOR. Mr. Loy is expected to become a member of the board of directors of Promos on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Mr. Loy has been a pharmaceutical business development consultant and has more than 30 years of experience in the pharmaceutical industry. In 1992, Mr. Loy joined Roberts Pharmaceutical Corp., which was later acquired by Shire Pharmaceuticals Group plc, as its Chief Operating Officer, and in 1996 became Roberts' Executive Vice President of Operations and Business Development, where he served through 1999. Mr. Loy holds a B.S. degree from Old Dominion University.

         RICHARD VIETOR - PROPOSED DIRECTOR. Mr. Vietor is expected to become a member of the board of directors of Promos on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. For more than the past five years, Mr. Vietor has been an industry consultant, specializing in providing advice on corporate strategy, financing and communications to pharmaceutical and medical device companies. In April 2003, Mr. Vietor joined WebMD as a Vice President. Previously, he was a Managing Director of Merrill Lynch's Healthcare Investment Banking Division. Mr. Vietor was also the Senior Analyst and Global Research Coordinator for Merrill Lynch's worldwide research coverage of the pharmaceutical industry. Mr. Vietor was named to the prestigious Institutional Investor's Analyst Poll for 12 consecutive years. As a Certified Financial Analyst for more than 30 years, Mr. Vietor has been involved in analyzing all sectors of the healthcare industry. Currently, Mr. Vietor is a Director of InfaCare Corporation, a manufacturer and distributor of home medical equipment products, and is on the Board of Advisers of Precision Medical, Inc., a manufacturer of respiratory products, and Taro Pharmaceuticals, a maker of generic and proprietary drugs and OTC products. He is a graduate of Yale University and received an M.B.A. degree from Columbia University's Graduate School of Business.

         JUDITH F. HARAYDA - DIRECTOR. Ms. Harayda is a director and the former President of Promos. Ms. Harayda has been with Promos since its inception in 1992. She has also previously been President of United Venture Capital Fund, Inc. and the Treasurer of New World Publishing, Inc., both of which were public companies at the time. Ms. Harayda received a Bachelors Degree in Education from Edinboro University. Ms. Harayda has agreed to resign as a director in connection with the appointment of the seven proposed directors to Promos' board of directors.

         STEPHAN R. LEVY - DIRECTOR. Mr. Levy is a director and the former Secretary and Treasurer of Promos. Mr. Levy has been with Promos since its inception in 1992. He has been retired since August 1990. Prior to that time, he was an officer and director of Tofruzen, Inc., a public company which manufactured and marketed a non-dairy frozen dessert, novelty food products and promotional items. He also previously served as Secretary-Treasurer of two public companies, Central Oil Corp. and United Venture Capital Fund, Inc. He attended the University of Texas and graduated in 1961 from the University of Colorado with a B.S. degree in Business and was appointed by the Governor of Colorado as a member of the Colorado Municipal Board Supervisory Board. Mr. Levy has agreed to resign as a director in connection with the appointment of the seven proposed directors to Promos' board of directors.

MEETINGS OF PROMOS' BOARD OF DIRECTORS

         Promos' board of directors held four meetings during the year ended December 31, 2002, at which both directors were present.

COMPENSATION OF DIRECTORS

         Each member of Promos' board of directors (excluding Mr. Fauci) will receive an annual stock option grant, plus additional stock options for each board meeting and each meeting of a committee of which such director is a member attended in person. All stock options will be exercisable at the then prevailing market price on the date of grant. Promos has not determined the exact number of options to be granted in accordance with this plan. No other fees will be paid to members of Promos' board. Before December 19, 2003, directors of Promos were not compensated for their services as directors.

COMMITTEES OF PROMOS' BOARD OF DIRECTORS

         Audit Committee. Promos intends to establish an audit committee of the board of directors, which will initially consist of three independent directors. The audit committee's duties are to recommend to Promos' board of directors the engagement of independent auditors to audit its financial statements and to review its accounting and auditing principles. The audit committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee will at all times be composed exclusively of directors who are, in the opinion of Promos' board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

         Compensation Committee. Promos intends to establish a compensation committee of the board of directors. The compensation committee reviews and approves Promos' salary and benefits policies, including compensation of executive officers. The compensation committee will also administer the 1998 Stock Option Plan of OmniCorder, as assumed and adopted by Promos, and recommend and approve grants of stock options under that plan.

         Promos' board of directors does not have and does not intend to establish a nominating committee, and such functions are to be performed by the full board of directors.

INDEBTEDNESS OF MANAGEMENT

         No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to Promos since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

         As of the date of this Information Statement, there is no material proceeding to which any director, officer, affiliate or stockholder of Promos is a party adverse to it.

FAMILY RELATIONSHIPS

         There are no family relationships among Promos' directors and officers.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

CASH COMPENSATION

         The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by Promos' and OmniCorder's chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

         Summary Compensation Table


                                                    Annual Compensation          Long-term
                                                                               Compensation
                                                                            Awards       Payouts
                                                                          Securities
                                                                          Underlying       LTIP        All Other
                                           Fiscal    Salary     Bonus      Options/     Payouts       Compensation
Name and Principal Position                 Year       ($)       ($)       SARs (#)        ($)            ($)
------------------------------------------------------------------------------------------------------------------
Judith F. Harayda (1)                       2003      2,000       -           -             -              -
Former President                            2002     20,000       -           -             -              -
                                            2001     22,000       -           -             -              -

Mark A. Fauci                               2003     180,000      -           -             -              -
President and Chief Executive Officer       2002     180,000      -           -             -              -
                                            2001     180,000      -           -             -              -

Marek Pawlowski, Ph.D.                      2003     85,000       -           -             -              -
Vice President, Product Development         2002     85,000       -        42,500           -              -
                                            2001        -         -           -             -              -
------------------------------------------------------------------------------------------------------------------


(1) Ms. Harayda joined Promos in 1992 and resigned as an officer on December 19, 2003. Promos also paid an auto lease for Ms. Harayda of $4,620 in 2003, $6,161 in 2002 and $5,168 in 2001, respectively. Ms.
         Harayda's health insurance was also paid by Promos in 2003, 2002 and 2001.

OPTIONS/SAR GRANTS AND FISCAL YEAR END OPTION EXERCISES AND VALUES

         Before the assumption of OmniCorder's 1998 Stock Option Plan on December 19, 2003, Promos did not have a stock option plan or other similar plan for officers, directors and employees, and no stock options or SAR grants were granted or were outstanding at any time.

EMPLOYMENT AGREEMENT

         At the closing of the reverse acquisition, Promos entered into a five-year employment agreement with Mark A. Fauci to serve as Promos' President and Chief Executive Officer. Under the terms of the employment agreement, Mr. Fauci will devote all of his business time and efforts to Promos' business and will report directly to its board of directors. As long as Mr. Fauci serves as Promos' President and/or Chief Executive Officer, Promos has agreed to nominate him for election to its board of directors.

         The employment agreement provides that Mr. Fauci will receive a fixed salary at an annual rate of $180,000, with annual "cost-of-living" increases of not less than 5% from the previous year. Mr. Fauci will also be entitled to receive an annual performance bonus in the sole discretion of Promos' board or

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directors or compensation committee. Promos has also agreed to issue to Mr.
Fauci options to purchase 250,000 shares of Promos' common stock at an exercise price of $1.375 per share, and pay him deferred salary of approximately $620,000, when funds are reasonably available.

         The employment agreement permits Promos to terminate Mr. Fauci's employment upon his death or disability (defined as 90 consecutive days of incapacity during any 365-consecutive day period), or upon his conviction of a felony crime, acts of dishonesty or moral turpitude constituting fraud or embezzlement or upon his material breach of his obligations to Promos. In the event Promos terminates Mr. Fauci's employment without cause or he leaves Promos for good reason, he will be entitled to compensation from Promos for the greater of two years or the balance of the remaining term of his employment agreement.

         The employment agreement also contains covenants (a) restricting Mr. Fauci from engaging in any activities which are competitive with Promos' business during the term of his employment agreement and for one year thereafter, (b) prohibiting him from disclosure of confidential information regarding Promos at any time, and (c) confirming that all intellectual property developed by him and relating to Promos' business is Promos' sole and exclusive property.

STOCK OPTION PLAN

         In connection with the reverse acquisition, Promos' board of directors adopted and assumed the 1998 Stock Option Plan of OmniCorder, which was previously adopted by OmniCorder's board of directors in April 1998. The following is a summary of the material terms of that Stock Option Plan.

         The purpose of Promos' Stock Option Plan is to enable Promos to attract, retain and motivate key employees, directors and, on occasion, consultants, by providing them with stock options. Stock options granted under the Stock Option Plan may be either incentive stock options, as defined in
Section 422A of the Internal Revenue Code of 1986, or non-qualified stock options. Promos has reserved 4,435,500 shares of common stock for issuance under the Stock Option Plan. As of December 19, 2003, stock options to purchase an aggregate of 1,217,860 shares of common stock have been granted to nine employees and 27 non-employee directors, members of the Management Advisory Board, the Scientific Advisory Board and consultants under the Stock Option Plan, at exercise prices ranging from $1.13 to $5.00 per share.

         The Stock Option Plan will be administered by the compensation committee of the board of directors, or by the board of directors as a whole. The board of directors has the power to determine the terms of any stock options granted under the Stock Option Plan, including the exercise price, the number of shares subject to the stock option and conditions of exercise. Stock options granted under the Stock Option Plan are generally not transferable, and each stock option is generally exercisable during the lifetime of the optionee only by such optionee. The exercise price of all incentive stock options granted under the Stock Option Plan must be at least equal to the fair market value of the shares of common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of Promos, the exercise price of any incentive stock option granted must be equal to at least 110% of the fair market value on the grant date. The term of all incentive stock options under the Stock Option Plan may not exceed ten years, or five years in the case of 10% owners. The specific terms of each stock option grant must be approved by the compensation committee or the board of directors and are reflected in a written stock option agreement.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Pursuant to Section 16 of the Securities Exchange Act of 1934, Promos' directors and executive officers and beneficial owners of more than 10% of the shares of common stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the shares of common stock. Based solely on a review of those reports provided to Promos and written representations from applicable persons regarding the necessity to file reports, Promos is not aware of any failures to file reports or report transactions in a timely manner during the year ended December 31, 2002.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

         Promos is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at "www.sec.gov."

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